SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                          _______________________

                                SCHEDULE 13D
                               (RULE 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (AMENDMENT NO. 8)

                            Chic by H.I.S. Inc.
                              (Name of Issuer)

                   Common Stock, $.01 par value per share
                       (Title of Class of Securities)

                                 167113109
                               (CUSIP Number)

                              Arnold M. Amster
                              767 Fifth Avenue
                          New York, New York 10153
                               (212) 644-4500
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:

                          Daniel E. Stoller, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                              October 15, 1998
          (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                       (continued on following pages)
                            (Page 1 of 10 Pages)



 CUSIP No.  167113109

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Arnold M. Amster

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  x
                                                             (b) ____

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

           PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                   _____

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

       7.  SOLE VOTING POWER             542,500 shares

       8.  SHARED VOTING POWER           918,800 shares

       9.  SOLE DISPOSITIVE POWER        542,500 shares

      10.  SHARED DISPOSITIVE POWER      918,800 shares

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,461,300 shares

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                         _______

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.8 %

 14.  TYPE OF REPORTING PERSON

           IN




 CUSIP No.  167113109

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Peggy J. Amster

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)    x
                                                             (b) ____

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

           PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                            _____

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

       7.  SOLE VOTING POWER                 0 shares

       8.  SHARED VOTING POWER         197,500 shares

       9.  SOLE DISPOSITIVE POWER            0 shares

      10.  SHARED DISPOSITIVE POWER    197,500 shares

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           197,500 shares

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                         _____

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.0 %

 14.  TYPE OF REPORTING PERSON

           IN



 CUSIP No.  167113109

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Wendy A. Amster

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)    x
                                                             (b) ____

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

           PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                            _____

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

       7.  SOLE VOTING POWER                     0 shares

       8.  SHARED VOTING POWER              86,600 shares

       9.  SOLE DISPOSITIVE POWER                0 shares

      10.  SHARED DISPOSITIVE POWER         86,600 shares

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           86,600 shares

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                      _________

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            .9%

 14.  TYPE OF REPORTING PERSON

           IN



 CUSIP No.  167113109

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           The Amster Foundation

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)    x
                                                             (b) ____

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

           PF

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                          _____

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

       7.  SOLE VOTING POWER                 0 shares

       8.  SHARED VOTING POWER          25,000 shares

       9.  SOLE DISPOSITIVE POWER            0 shares

      10.  SHARED DISPOSITIVE POWER     25,000 shares

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           25,000 shares

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                              ____

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            .3 %

 14.  TYPE OF REPORTING PERSON

           00



 CUSIP No.  167113109

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Amster & Co.

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)    x
                                                             (b) ____

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

           WC

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                           _____

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

       7.  SOLE VOTING POWER                 0 shares

       8.  SHARED VOTING POWER         144,400 shares

       9.  SOLE DISPOSITIVE POWER            0 shares

      10.  SHARED DISPOSITIVE POWER    144,400 shares

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           144,400 shares

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                      ____

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.5 %

 14.  TYPE OF REPORTING PERSON

           PN



 CUSIP No.  167113109

 1.   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Flex Holding Corp.

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)    x
                                                             (b) ____

 3.   SEC USE ONLY

 4.   SOURCE OF FUNDS

           WC

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                _____

 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
 PERSON WITH

       7.  SOLE VOTING POWER                 0 shares

       8.  SHARED VOTING POWER         465,300 shares

       9.  SOLE DISPOSITIVE POWER            0 shares

      10.  SHARED DISPOSITIVE POWER    465,300 shares

 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           465,300 shares

 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                             ____

 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.7 %

 14.  TYPE OF REPORTING PERSON

           CO



           This Amendment No. 8 further amends and supplements the Schedule 13D dated October 22, 1997 filed by Arnold M. Amster, Peggy J. Amster, Peggy J. Amster, as custodian for Wendy Amster, The Amster Foundation, Amster & Co. and Flex Holding Corp. (collectively, the "Reporting Persons"), relating to the shares of the Issuer. Any terms not defined herein shall have the meaning ascribed to them in the Schedule 13D dated October 22, 1997, as amended to date.

 ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

           The response to Item 3 is hereby amended by deleting the entire text thereof and inserting the following in lieu thereof.

           The source and aggregate amount of funds (including commissions) used by each of the Reporting Persons to acquire the shares of Common Stock reported as being beneficially owned by the Reporting Persons are as follows:

 Name                     Amount                Source of Funds
 ----                     ------                ---------------

 Arnold M. Amster         $   1,838,671         Personal funds*
 Peggy J. Amster          $   1,081,344         Personal funds*
 Wendy A. Amster          $     519,797         Personal funds
 The Amster Foundation    $     166,999         Foundation funds
 Amster & Co.             $     774,752         Working capital*
 Flex Holding Corp.       $   4,381,563         Working capital*

____________________
 * The shares of Common Stock owned by Arnold M. Amster, Peggy J. Amster, Amster & Co. and Flex Holding Corp were purchased in their respective brokerage margin accounts on customary terms.

 ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

           The response to Item 5 is hereby amended and supplemented by adding the following:

           The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 1,461,3000 shares or 14.8% of the outstanding Common Stock. The ownership by the Reporting Persons of shares of Common Stock and the percentage of the outstanding shares of Common Stock represented thereby is as follows:

 Name                 Number of Shares      Percentage
 ----                 ----------------      ----------

 Arnold M. Amster        1,461,300 (1)       14.8% (1)
 Peggy J. Amster           197,500            2.0%
 Wendy A. Amster            86,600             .9%
 The Amster Foundation      25,000             .3%
 Amster & Co.              144,400            1.5%
 Flex Holding Corp.        465,300            4.7%

________________________
 (1) Includes an aggregate of 918,800 shares of Common Stock owned by the other Reporting Persons. Arnold M. Amster shares voting and dispositive power with respect to the shares of Common Stock owned by the other Reporting Persons and may be deemed the beneficial owner of all of the shares of Common Stock owned by the other Reporting Persons. Arnold Amster disclaims beneficial ownership of any of the shares of Common Stock owned by the other Reporting Persons.

           Since the filing of Amendment No. 7 to this Schedule 13D on September 15, 1998, the Reporting Persons engaged in transactions in the Common Stock as set forth below. All such transactions constituted open-market purchases of the Common Stock effected through The New York Stock Exchange, Inc.

 Reporting Person         Date           Number of Shares    Price Per Share
 -----------------        ----           ----------------    ---------------

 Arnold M. Amster         10/8/98            12,600          $ 2.56
                          10/15/98          400,000            2.50

 Peggy J. Amster          10/15/98           40,000          $ 2.50

 Wendy A. Amster          10/15/98            5,000          $ 2.50

 Amster & Co.             9/16/98             2,000          $ 2.88
                          9/17/98            25,000            2.75
                          9/25/98             7,400            2.75



                                 SIGNATURES

           After reasonable inquiry and to the best knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete, and correct.


 October 16, 1998                         /s/ Arnold M. Amster
                                          _________________________
                                          Arnold M. Amster


 October 16, 1998                                 *
                                          _________________________
                                          Peggy J. Amster


 October 16, 1998                         THE AMSTER FOUNDATION

                                                   *
                                          __________________________
                                          Wendy A. Amster

 October 16, 1998                         THE AMSTER FOUNDATION

                                          By  /s/ Arnold M. Amster
                                              ________________________
                                              Arnold M. Amster


 October 16, 1998                         AMSTER & CO.

                                          By /s/ Arnold M. Amster
                                             __________________________
                                             Arnold M. Amster, General Partner


 October 16, 1998                         FLEX HOLDING CORP.

                                          By  /s/ Arnold M. Amster
                                              ___________________________
                                              Arnold M. Amster, Chairman
                                              of the Board



 *  By /s/ Arnold M. Amster
       ______________________
       Arnold M. Amster
       Attorney-in-fact